Mailstop 3628

                                                                  August 29,
2018

    Thomas A. Feil
    President
    Capital One Auto Receivables, LLC
    1680 Capital One Drive
    McLean, Virginia 22102

            Re:      Capital One Auto Receivables, LLC
                     Registration Statement on Form SF-3
                     Filed August 2, 2018
                     File No. 333-226529

    Dear Mr. Feil:

           We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Form of Prospectus

    Summary of Terms

    Issuing Entity Property   Receivable Representations and Warranties, page 7

        1. We note your disclosure that "[i]f the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of the certificateholder) or the indenture trustee (in its discretion or at the direction of a noteholder) requests that the sponsor repurchase any receivable due to a breach of a representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the sponsor, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration." This is inconsistent with your
 Thomas A. Feil
Capital One Auto Receivables, LLC
August 29, 2018
Page 2

       disclosure in the section of the prospectus entitled "The Transfer Agreements, the
       Servicing Agreement, the Administration Agreement and the Asset Representations
       Review Agreement--Dispute Resolution" beginning on page 97. Please revise as appropriate.

The Trustees

Role of the Owner Trustee and Indenture Trustee, page 48

    2. We note your disclosure that "[t]he owner trustee and the indenture trustee will be under no obligation to exercise any of the issuing entity's powers or powers vested in it by the sale agreement, the servicing agreement, trust agreement or indenture, as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any litigation thereunder or in relation thereto at the request, order or direction of any of the noteholders (other than requests, demands or directions relating to an asset representations review...or to the investors' rights to communicate with other
       investors...unless those noteholders have offered to the owner trustee or the indenture trustee reasonable security or indemnity against the reasonable costs, expenses and liabilities which may be incurred therein or thereby." Please revise to clarify that such restrictions and conditions do not apply to, and will not otherwise impair, investors'
       ability to utilize the dispute resolution provision that you describe on pages 97-99.

The Sponsor, page 49

    3. We note that Capital One, National Association ("CONA"), as sponsor, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding CONA's financial condition if there is a material risk that the ability of CONA to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item
       1104(f) of Regulation AB.

Credit Risk Retention, page 49

    4. We note that you have included bracketed disclosure with respect to the fair value of each class of notes, but you have not included disclosure about the fair value expressed as a percentage of the fair value of all of the ABS interests issued in the securitization transaction and dollar amount. Please revise your disclosure to include these amounts.
       Refer to Rule 4(c)(1)(i)(A) of Regulation RR.

    5. Please revise the disclosure about your valuation methodology and key inputs and assumptions to include all disclosure required under Rules
4(c)(1)(i)(E)-(G) of
       Regulation RR.
 Thomas A. Feil
Capital One Auto Receivables, LLC
August 29, 2018
Page 3

    6. Please include a placeholder or confirm that the sponsor intends to provide the required eligible horizontal interest post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii)
       and 4(c)(2)(ii) of Regulation RR.

 The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the
 Asset Representation Review Agreement

 Representations and Warranties, page 92

    7. We note that the originator will make "Eligibility Representations" regarding each receivable as of the cut-off date. Please either list these representations in the form of prospectus or cross-reference to the exhibit where they may be found.

Asset Representations Review   Voting Trigger, page 94

    8. We note your disclosure that the indenture trustee will be required to conduct a solicitation of votes of noteholders to initiate a review, which solicitation of votes must occur within [90] days of the filing a Form 10-D that gives notice to investors that a vote has been called. However, it is unclear how long investors have to conduct the vote after such solicitation by the indenture trustee. Please revise your disclosure, both here and in
       Section 7.6 of the form of indenture, as applicable, to state how long the vote will remain open. Please also provide us with your analysis of why you believe such time periods are sufficient, taking into account relevant procedures and timelines.

    9. Throughout this section, you have placed certain percentages and time periods in brackets
       (i.e.,[5]%, [90] days, etc.), indicating that they may change. However, the same numbers are not bracketed in Section 7.6 of the form of indenture. Please revise, as appropriate, for consistency.

Asset Representations Review   Asset Review, page 96

    10. On page 97, you state that "[t]he asset representations reviewer will not be responsible for determining whether noncompliance with the representations and warranties constitutes a breach of the Eligibility Representations with respect to any Subject
        Receivable." Please revise to include disclosure about which party is responsible for determining whether noncompliance with the representations and warranties constitutes a breach of the eligibility representations and what actions such party will take upon determining that there is a breach.

    11. Additionally, on page 97, you state that "[i]n conducting this investigation, the sponsor will refer to the information available to it, including the asset representations reviewer's report." It is unclear what investigation you are referring to. Please revise your disclosure to describe the sponsor's investigation.
 Thomas A. Feil
Capital One Auto Receivables, LLC
August 29, 2018
Page 4

Dispute Resolution, page 97

    12. We note your statement that "pursuant to the purchase agreement, the indenture trustee or investors holding the requisite percentage of notes" is the "Requesting Party" which provides written notice that the sponsor is obligated to make a repurchase; however, neither the form of indenture nor the form of purchase agreement appears to specify a percentage of noteholders with respect to repurchase requests. This statement also appears to contradict your disclosure on page 93 of the form of prospectus, which states that "[a]n investor may notify the sponsor of a breach by delivering written notice to the sponsor identifying the receivable and the related breach of an Eligibility
        Representation." Please revise the form of prospectus, the form of indenture and/or the form of purchase agreement, as appropriate, to clarify, or advise.

    13. In addition, it is not clear from the disclosure in the form of prospectus whether you are limiting the dispute resolution provision to only a noteholder (or noteholders) that hold a specified (currently unstated) percentage of the securities. If this is what you intend, please tell us why it is appropriate to impose these requirements on the requesting party.
        Refer to Section V.B.3(a)(3) of the 2014 Asset-Backed Securities Disclosure and
        Registration Adopting Release (Release Nos. 33- 9638; 34-72982).

    14. Please also revise your disclosure in the form of prospectus, the form of indenture and/or the form of purchase agreement, as applicable, to describe the indenture trustee's role in a dispute resolution proceeding.

    15. Throughout this section, you have placed certain time periods in brackets (i.e.,[180] days,
        [30] calendar days, etc.), indicating that they may change. However, the same numbers are not bracketed in Section 3.11 of the form of purchase agreement. Please revise, as appropriate, for consistency.

Acquisition of Subsequent Receivables During Funding Period, page 102

    16. We note your disclosure that the amount deposited from the proceeds of the sale of the notes into the pre-funding account will not be more than 50% of the proceeds of the offering. Please revise your disclosure to indicate that the pre-funding account deposit will not exceed 25% of aggregate principal receivables. Please also confirm that any prefunding period will not extend for more than one year from the date of issuance.
        Refer to Item 1101(c)(3)(ii) of Regulation AB.

Collection and Other Servicing Procedures, page 110

    17. At the end of this paragraph, you direct the reader to see the section entitled "The
        Transfer Agreements, the Servicing Agreement, the Administration Agreement and the
        Asset Representations Review Agreement" in the prospectus. However, this paragraph is already found within the cross-referenced section. Please revise this cross-reference to
 Thomas A. Feil
Capital One Auto Receivables, LLC
August 29, 2018
Page 5

       specify where else within the section additional disclosure may be found, or delete the cross-reference.

Appendix A   Static Pool Information Regarding Certain Vintage Receivables
Pools, page A-1

    18. Please revise to include language which indicates that Appendix A to the prospectus is specifically incorporated into the prospectus.

Exhibits

Exhibit 10.2   Form of Purchase Agreement

Section 3.11   Dispute Resolution, page 7

    19. We note that the term "Qualified Dispute Resolution Professional" is used to describe the requirements for mediators and arbitrators, but is not defined in the form of purchase agreement or in Appendix A to the form of sale agreement. Please amend the form of purchase agreement to define this term, or, if it is a term defined by the American
        Arbitration Association, please note where such definition may be found.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 with any questions.

                                                            Sincerely,

                                                            /s/ Arthur C.
Sandel

                                                            Arthur C. Sandel
                                                            Special Counsel
                                                            Office of
Structured Finance